SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(B) (C),
AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)
(Amendment No. ____________)1

Smith & Wesson Holding Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

831756-10-1

(CUSIP Number)

Daniel A. Larson
Gammage & Burnham
2 North Central Ave., 18th Floor
Phoenix, AZ 85004
(602) 256-0566

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2001

(Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /  / Rule 13d-1(b)

         /X/ Rule 13d-1(c)

         /  / Rule 13d-1(d)

                  1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing:
Item 2(b). Address of Principal Business Office or, if none, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification of Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.
SIGNATURE

CUSIP NO. 831756-10-1	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Scott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 5,290,000 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 5,290,000 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,290,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES # CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.25%

12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 4 Pages

Item 1(a)	Name of Issuer:

Smith & Wesson Holding Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

14500 North Northsight, Suite 221, Scottsdale, Arizona 85260

Item 2(a)	Name of Person Filing:

Robert L. Scott

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Same as Item 1(b)

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

831756-10-1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

         N/A

Item 4. Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount of Beneficially Owned: 5,290,000

(b)	Percent of class: 15.25%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 5,290,000
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of 5,290,000
(iv)	Shared power to dispose or to direct the disposition of –0-

Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification of Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2002 (Date)

/s/Robert L. Scott (Signature)

Robert L. Scott (Name and Title)